FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ✓      Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____    No      ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding joining Intertek’s “Satellite Program” by JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on February 17, 2012.

JA Solar’s PV Testing Laboratory Joins Intertek’s Global “Satellite Program”

SHANGHAI, China, Feb. 17, 2012 (GLOBE NEWSWIRE) -- JA Solar Holdings Co., Ltd. (Nasdaq:JASO) ("JA Solar" or the "Company"), one of the world's largest manufacturers of high-performance solar cells and solar power products, today announced that it has joined Intertek's "Satellite Program." A strategic cooperation MOU was also signed between Intertek and JA Solar to strengthen cooperation in the fields of quality, safety and ecology.

Intertek's "Satellite Program" is a revolutionary data acceptance program that seamlessly integrates speed, flexibility, cost effectiveness, and certification marks, and issues test reports to customers on the basis of accepting internal laboratory test data of qualified customers. The designation by Intertek as a "Satellite Program" certified laboratory is a professional recognition of JA Solar's quality management system, and enables JA Solar to become more independent in controlling its product testing and certification processes, thereby significantly improving the product operating cycle and helping JA Solar further strengthen its leadership in product quality.

Dr. Peng Fang, CEO of JA Solar, said: "JA Solar always insists on high quality and technological innovation and is always seeking to make new breakthroughs. We believe the cooperation with Intertek, an international third-party certification provider, will provide us with deep industry insight and an exceptional ability to further enhance our product quality and technical innovation. It will also aid our continued expansion into the international market."

Mr. Gregg Tiemann, Chief Executive of Intertek Commercial & Electrical, stressed at the signing ceremony: "Intertek and JA Solar share a common vision to promote the development of the global new energy field and are optimistic about the future development trend of the PV industry. Through this strategic partnership, Intertek will make full use of its extensive experience in boosting global trade and its expertise in technical knowledge to assist JA Solar in capturing future growth opportunities."

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit www.jasolar.com.

About Intertek

Intertek Group is a leading provider of quality and safety solutions serving a wide range of industries around the world. From auditing and inspection, to testing, quality assurance and certification, Intertek people are dedicated to adding value to customers' products and processes, supporting their success in the global marketplace. Intertek has the expertise, resources and global reach to support its customers through its network of more than 1,000 laboratories and offices and over 30,000 people in more than 100 countries around the world. For more information, please visit www.intertek.com

CONTACT: Media Contacts

JA Solar

In China

Tingdong Wu, Senior Manager, Public Relations, JA Solar

Tel: +86-21-6095-5905
E-mail: wutd@jasolar.com

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail: jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com

Intertek

Grace Feng, Regional Director of Marketing,
Intertek Commercial & Electrical East Region
Tel: +86-21-6127-8220
E-mail: grace.feng@intertek.com

--------------------------------------------------------------------------------

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
	Name:	Peng Fang
	Title:	Chief Executive Officer

Date: February 24, 2012